VGTel, Inc.
Ron Kallus, CEO
2 Ingrid Road
 Setauket, NY 11733-2218
Tel:  631-458-1120

Mark P. Shuman, ESQ.
Branch Chief- Legal
Securities & Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.  20549

RE:  VGTel, Inc.
File # 333-134408

Dear Mr. Shuman:

Pursuant to your request, we hereby withdraw our earlier request for acceleration of our SB-2 filing.

We will amend the SB-2 to incorporate the six month interim report which we filed separately  in a 10QSB form on November 14, 2007.

I will phone you after one week to confirm that we can request acceleration.

I regret the inconvenience of our pre-mature acceleration letter.

Thanks,

/s/ Ron Kallus
CEO